

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via Email
Kevin Frija
Chief Financial Officer
Vapor Corp.
3001 Griffin Rd
Dania Beach, FL 33312

> **Re: Vapor Corp.**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed August 24, 2011**
> **File No. 000-19001**

Dear Mr. Krija:

We have reviewed your response letter dated December 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2010
Note 3. Income Taxes

1.   We note your response to our prior comment number one; however, it is still unclear to us how your rate reconciliation reconciles to the effective tax rates per your income statements. For example, according to the amounts presented in your income statement we recalculate income tax expense as a percentage of pre-tax net income (loss) to be (.01%) and 81.6% for fiscal year ended December 31, 2010 and 2009, respectively whereas you indicate in your response that your effective tax rate is 1% for fiscal 2010, and according to your rate reconciliation, 38% for fiscal 2009. Please advise or revise your filing accordingly.

You may contact Jean Yu at (202)551-3305 or myself at (202)-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/a/ Linda Cvrkel

Linda Cvrkel
Branch Chief